NO ACT

PE 01/23/2012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

12025412

Received SEC
FEB 29 2012
Washington, DC 20549

February 29, 2012

David L. Caplan
Davis Polk & Wardwell LLP
david.caplan@davispolk.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-29-12

Re: Limited Brands, Inc.
Incoming letter dated January 23, 2012

Dear Mr. Caplan:

This is in response to your letters dated January 23, 2012 and February 14, 2012 concerning the shareholder proposal submitted to Limited Brands by the City of Philadelphia Public Employees Retirement System. We also have received a letter on the proponent's behalf dated February 7, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Greg A. Kinczewski
The Marco Consulting Group
kinczewski@marcoconsulting.com

February 29, 2012

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Limited Brands, Inc.
Incoming letter dated January 23, 2012

The proposal asks the board to adopt a policy that in the event of a change of control, there shall be no acceleration in the vesting of any equity awards to senior executives, provided that any unvested award may vest on a pro rata basis up to the time of a change of control event. To the extent that any such unvested awards are based on performance, the performance goals must have been met.

There appears to be some basis for your view that Limited Brands may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. We note in particular your view that, in applying this particular proposal to Limited Brands, neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we will not recommend enforcement action to the Commission if Limited Brands omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Limited Brands relies.

Sincerely,

Bryan J. Pitko
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

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Davis Polk

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212 450 4000 tel
212 701 5800 fax

February 14, 2012

Re: Shareholder Proposal of the City of Philadelphia Public Employees Retirement System Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
(*Via email: shareholderproposals@sec.gov*)

Ladies and Gentlemen:

On behalf of Limited Brands, Inc., a Delaware corporation (the "Company" or "Limited Brands"), we are writing in response to the letter (the "Proponent's Letter") dated February 7, 2012 from the Marco Consulting Group on behalf of the City of Philadelphia Public Employees Retirement System (the "Proponent"). The Proponent's Letter responds to the Company's no-action request letter dated January 23, 2012 (the "No-Action Request Letter") with respect to the shareholder proposal and the supporting statement submitted by the Proponent on November 29, 2011 (the "Proposal") for inclusion in the proxy materials that Limited Brands intends to distribute in connection with its 2012 Annual Meeting of Shareholders (the "2012 Proxy Materials").

We reiterate our view as set forth in the No-Action Request Letter that the Proposal may be properly excluded from the 2012 Proxy Materials under both Rule 14a-8(i)(3) and Rule 14a-8(i)(10). The Proposal is impermissibly vague and indefinite because it fails to define key terms and otherwise fails to provide sufficient guidance on its implementation. Furthermore, the Company has already adopted an equity incentive plan that substantially implements the Proposal.

I. The Staff's January 27, 2012 no-action letter granted to Verizon should control in this case as well.

On January 27, 2012, the Staff of the Office of Chief Counsel (the "Staff") informed Verizon Communications Inc. that it may exclude a shareholder proposal substantially similar to the Proposal (the "Verizon Proposal") under Rule 14a-8(i)(3). The Verizon Proposal is actually more clear than the Proposal, since it explains that, under the policy which it proposes, unvested equity awards may vest on a pro rata basis "that is proportionate to the executive's length of employment during the vesting period", but the Staff still determined that the Verizon Proposal was impermissibly vague and indefinite. We believe that the Staff's decision with respect to the Verizon Proposal controls in this case.

II. The Proponent's Letter demonstrates that the Proposal is impermissibly vague and indefinite under Rule 14a-(i)(3).

a) The extensive and substantive revisions suggested in the Proponent's Letter demonstrate that the Proposal is vague and indefinite.

Notwithstanding the Proponent's suggestion to the contrary, the material revisions to the Proposal suggested by the Proponent in order to correct or explain various internal inconsistencies and ambiguous terms provide compelling evidence of the Proposal's defects.[1] The extensive and substantive nature of the revisions, as illustrated by the comparison of the Proposal with the revised proposal contained in the Proponent's Letter shown below, in fact highlight a number of the Proposal's key ambiguities:

> RESOLVED: The shareholders urge the board of directors of Limited Brands (the "Company") to adopt a policy that (a) in the event of a change of control of the Company, there shall be no acceleration in the vesting of ~~any~~all unvested equity ~~award~~awards to ~~a senior executive, provided that any unvested award may vest on a pro rata basis up to the time of a change of control event. To the extent any such unvested awards are based on performance, the performance goals must have been met. This policy shall apply to future awards without affecting any contractual~~senior executives per the Company's compensation plans or any individual agreements the Company has with senior executives, (b) reserves for the Company the discretion to allow partial vesting of unvested equity awards based on, but not limited to, such factors as the executives' length of employment during the vesting period for time vesting awards and satisfaction of performance goals for performance vesting awards. This policy shall not affect any legal obligations that may exist at the time of the adoption of this policy. For purposes of this policy, "change of control" and "vesting" shall be defined by the Company's existing compensation plans and individual agreements with senior executives and/or by compensation plans and individual agreements with senior executives that the Company enters into in the future.

b) The Proponent's Letter acknowledges that many interpretive questions remain outstanding.

In the second paragraph of page three, the Proponent's Letter explicitly acknowledges that the Proposal has not resolved many of the interpretive questions raised by the No-Action Request Letter, and suggests either that resolution of these issues is not possible within Rule 14a-8(d)'s 500-word limit or falls within "the ordinary business of the Company." Given the volume and nature of the questions surrounding the key terms in the Proposal, this is simply not an adequate

[1] The references to the Proponent's revised proposal are included in this letter to identify issues and illustrate certain of the ambiguities contained in the original Proposal. For the reasons set forth in Section III, the Company submits that the Proponent should not be permitted to include its proposed revisions—and any references in this letter to the proposed revisions are not, and should not be construed as, an acknowledgment that the revisions are permissible. The Company respectfully submits that they are not.

response in light of the Staff's requirements for certainty and clarity with respect to executive compensation proposals. See, *e.g.*, *The Boeing Company* (March 2, 2011); *General Electric Company* (January 21, 2011); *Verizon Communications Inc.* (February 21, 2008). Moreover, the Proponent's Letter significantly understates the issue. The ambiguities identified in the No-Action Response Letter are core to understanding the Proposal—they are not incidental "potential questions of interpretation." Accordingly, no company could be confident that it was implementing the Proposal in the manner intended by the Proponent—or expected by shareholders.

c) The Proponent's Letter's explanation of various provisions of the Proposal highlights the Proposal's ambiguities.

While the Proponent's Letter provides additional background as to the Proponent's intent with respect to several of the Proposal's key terms, the Proponent's commentary simply highlights the Proposal's ambiguity and offers interpretations that, while not implausible, in fact represent only one of a number of reasonable interpretations:

- The Proposal's failure to clearly explain the pro rata vesting provision leads to considerable uncertainty as to the meaning of the Proposal. For example, the suggested revisions in the Proponent's Letter indicate that the Company could consider "an executive's length of employment during the vesting period", among other factors, to determine the extent of the pro rata vesting of equity awards, but nothing in the Proposal indicates that length of employment could be a relevant factor, nor that these factors are to be chosen at the Company's discretion.

- The Proponent's response to the Proposal's failure to define "change of control" is also inadequate. While the Proposal contains no definition of "change of control", which is clearly insufficient, even the definition contained in the proposed revision included in the Proponent's Letter does not provide the required clarity. The revised proposal states that "change of control" shall be as defined in the Company's existing and future compensation plans and individual agreements, but certain of the Company's existing employment agreements contain "change of control" definitions that differ somewhat from those contained in the Company's existing compensation plans, and there clearly is the possibility of different, specifically negotiated, definitions in the future. It is not clear even under the revised proposal whether a different definition of "change of control" would apply to each executive receiving an equity award. Furthermore, if an executive were party to an individual agreement containing one definition of "change of control" and were to receive an equity award pursuant to a compensation plan containing a different definition of "change of control", it is not even clear which definition of "change of control" would apply to that particular executive.

III. The suggested revisions contained in the Proponent's Letter are not permitted.

The Company recognizes that, on occasion, the Staff will provide proponents an opportunity to make revisions to proposals that are "minor in nature and do not alter the substance of the proposal," in order to deal with proposals that "comply generally with the substantive requirements of Rule 14a-8, but contain some minor defects that could be corrected easily." Staff Legal Bulletin No. 14. (CF). We submit that, because of their volume and substance, the proposed revisions contained in the Proponent's Letter go well beyond the types of revisions which are, or should be, permitted by the Staff.

IV. The commentary in the Proponent's Letter confirms that the Proposal has been substantially implemented and may be excluded under Rule 14a-8(i)(10).

We also reaffirm that that the Proposal is excludable under Rule 14a-8(i)(10), in addition to Rule 14a-8(i)(3), because the Company has already substantially implemented the Proposal by adopting the Limited Brands 2011 Stock Option and Performance Incentive Plan (the "2011 Equity Plan"), which provides that no equity awards shall vest absent a qualifying termination following a change of control. The Proponent's Letter states that "the proposal is about accelerated vesting when there is a change of control, not termination of any senior executive." We do not disagree that this is the principal focus of the Proposal, and, while the Proposal raises significant interpretive questions, the Proponent's Letter itself confirms that the Company's adoption of the 2011 Equity Plan has indeed already addressed the key goal underlying the Proposal, since in accordance with the Proponent's own interpretation, the Proposal merely prohibits the acceleration of equity awards upon a change of control, and not upon a qualifying termination following a change of control.

* * *

For the reasons set forth above and in the No-Action Request Letter, we believe that the Proposal may be excluded from the Company's 2012 Proxy Materials in accordance with Rule 14a-8)(i)(3) and Rule 14a-8(i)(10).

Respectfully yours,

David L. Caplan

Attachment
cc w/ att: Sumit Handa (City of Philadelphia Public Employees Retirement System)
Greg A. Kinczewski (Marco Consulting Group)
Samuel P. Fried (Limited Brands, Inc.)

THE MARCO
CONSULTING
GROUP

February 7, 2012

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, DC 20549
shareholderproposals@sec.gov

RE: City of Philadelphia Public Employees Retirement System Response to Limited Brands Inc.'s January 23, 2012 Letter Seeking To Omit Shareholder Proposal From 2012 Annual Meeting Proxy Materials

Ladies and Gentlemen:

This letter is submitted on behalf of the City of Philadelphia Public Employees Retirement System ("the Fund") in response to the January 23, 2012 letter from Limited Brands, Inc. (the "Company") which seeks to exclude from it's proxy materials for its 2012 annual meeting the Fund's precatory stockholder proposal ("the proposal"), the RESOLVED section of which reads:

> RESOLVED: the shareholders hereby ask the board of directors of Limited Brands, Inc. (the "Company") to adopt a policy that in the event of a change-in-control of the Company, there shall be no acceleration in the vesting of any equity awards to a senior executives, provided that any unvested award may vest on a *pro rata* basis up to the time of a change of control event. To the extent any such unvested awards are based on performance, the performance goals must have been met. This policy shall apply to future awards without affecting any contractual obligations that may exist at the time."

The Company's letter argues that it is entitled to exclude the proposal because it: (A) is impermissibly vague and indefinite because it is internally inconsistent, fails to define key terms and otherwise fails to provide sufficient guidance on its implementation; and (B) is impermissibly false and misleading because it implies that a change of control of the Company would trigger the accelerated vesting of new equity awards and the adoption of the Company's 2011 Equity Plan substantially implements the proposal

As will be explained in detail below, the Fund believes that the relief sought in the Company's no action letter should not be granted. <u>In the alternative, and without conceding the validity of the Company's allegations, the Fund is willing to revise the RESOLVED section of the proposal to read as follows:</u>

> RESOLVED: The shareholders urge the board of directors of Limited Brands (the "Company") to adopt a policy that (a) in the event of a change of control of the Company, there shall be no acceleration in the vesting of all unvested equity awards to senior executives per the Company's compensation plans or any individual agreements the Company has with senior executives, (b) reserves for the Company the discretion to allow partial vesting of unvested equity awards based on, but not limited to, such factors as the executives' length of employment during the vesting period for time vesting awards and satisfaction of performance goals for performance vesting awards. This policy shall not affect any legal obligations that may exist at the time of the adoption of this policy. For purposes of this policy, "change of control" and "vesting" shall be defined by the Company's existing compensation plans and individual agreements with senior executives and/or by compensation plans and individual agreements with senior executives that the Company enters into in the future.

In accordance with Staff Legal Bulletin No. 14D (Nov. 7, 2008), this response is being e-mailed to shareholderproposals@sec.gov. A copy of this response is also being e-mailed and sent by regular mail to the Company.

(A). The proposal is not impermissibly vague and indefinite due to internal inconsistencies or failure to define key terms in the Proposal because stockholders and the Company are able to determine with reasonable certainty exactly what actions or measures the proposal requires.

The Division of Corporation Finance: Staff Legal Bulletin No. 14B (September 15, 2004) provides the above test for determining if a proposal is inherently vague or indefinite—can stockholders or the company determine with "any reasonable certainity exactly what actions or measures the proposal require"?

The 101 pertinent words in the proposal quoted on the preceding page pass that test easily in plain, simple and concise English. They specify exactly:

> –when there is a change of control of the Company the proposal seeks a policy that there will be no accleration in the vesting of any equity awards;
> –the policy may contain an exception for pro rata vesting up to the time of the change-in-control ;
> –that if vesting is based on performance, however, the performance goals should also be met.

Such exact specifications clearly enable stockholders and the Company to determine with reasonable certainity the actions (a policy on accleration of equity awards in case of a change of control) and measures (no accelerated vesting of equity awards, except a pro rata vesting is permissible, but if vesting is based on performance the performance goals should also be met).

The Company claims the fact that the proposal is internally inconsistent because it is titled "Ban Accelerated Vesting" and its first sentence stipulates that that there shall be "no acceleration" but then goes on to provide for some form of "pro rata" accelerated vesting. As detailed above, there is no inconsistency between these terms. There is a policy (no accelerated vesting) and a permissible exception (pro rata vesting up to the time of the change of control but performance goals must be met). The Fund has no objection to the Company omitting the title "Ban Accelerated Vesting of Awards for Change in Control" if it so desires when the proposal appears in the 2012 proxy statement.

The Company claims that the proposal is impermissibly vague in that it fails to explain what it means for awards to vest on a "pro rata basis" to the extent "performance goals have been met." However, as a general matter, the Staff have not permitted companies to exclude proposals from their proxy statements under Rule 14a-8(i)(3) for failing to address all potential questions of interpretation within the 500-word limit requirements for shareholder proposals under Rule 14a-8(d). *See e.g., Goldman Sachs Group, Inc.* (February 18, 2011); *Goldman Sachs Group, Inc.* (March 2, 2011); *Bank of America Corporation* (March 8, 2011); *Intel Corporation* (March 14, 2011); *Caterpillar, Inc.* (March 21, 2011). The Fund respectfully submits the resolution of the various issues raised on pages four and five of the Company's letter are the ordinary business of the Company and beyond the scope of a shareholder proposal.

As part of this claim, the Company argues that its 2011 Stock Option and Performance Incentive Plan has a double trigger (a change-in-control and a termination) and that some form of pro rata vesting "arguably calls for the Board of Directors to restore the 'single trigger' vesting." The only one making that argument is the Company. Termination does not appear as a word or a concept in the proposal. The proposal is about accelerated vesting of equity awards when there's a change of control, not termination of any senior executive. .The proposal does state that it shall apply to future awards without affecting any contractual obligations that may exist at the time. Thus the proposal obviously allows the Company to continue its double trigger.

Finally, the Company argues that the proposal's failure to define "change of control" is a fatal flaw. But there is reason for the policy sought in the proposal to define a change of control. The proposal is designed to apply to whatever definition the Company is using in its current or future documents.

Although the Fund believes the proposal in its current form is sufficient, in the alternative it is willing to revise the RESOLVED section as described on page two of this letter.

(B) The proposal does not falsely imply that a change of control of the Company would triggers accelerated vesting of equity awards .and the Company's double trigger requirement does not substantially implement the proposal.

The Company argues that the proposal impermissibly argues that a mere change of control of Limited Brands will trigger accelerated vesting and ignores that the 2011 Stock Option and Performance Incentive Plan requires there also be a qualifying termination of employment.

The reason the proposal ignores the need for a qualifying termination of employment is that, as stated in the preceding section, the proposal is about accelerated vesting when there is a change of control, not termination. The appropriate place for the Company to raise its existing double trigger requirement is in its response to the proposal in the proxy statement, not in a no action letter. However, the Fund has no objection to revising its Supporting Statement to insert a reference to the double trigger. The revised potion of the Supporting Statement (with the inserted material underlined below) would read:

> "The Company's 2011 proxy summarizes the potential exposure if unvested unvested equity awards should vest upon a change of control and a senior executive is terminated by the Company other than for cause or resigns for Good Reason as defined in an employment agreement."

The Company also claims it has substantially implemented the proposal because of the double trigger provisions. That is not correct. The Company accelerates vesting of equity awards if there is a double trigger. Under those circumstances, the policy would prohibit the acceleration unless (1) there is a pro rating and,(2) if there are performance goals, those performance goals are met. Allowing accelerated vesting without the very two factors specified in the proposal can hardly be considered substantial implementation.

For the foregoing reasons, the Fund believes that the relief sought in the Company's no action letter should not be granted, although the Fund is willing to have the Company omit the title of the proposal and insert the aforesaid language regarding the double trigger inserted into the proposal's Supporting Statement.

In the alternative, the Fund is willing to revise the RESOLVED section of the proposal as discussed on first and second pages of this response.

If you have any questions, please feel free to contact the undersigned at 312-612-8452 or at kinczewski@marcoconsulting.com.

Very Truly Yours,

Greg A. Kinczewski
Vice President/General Counsel
GAK: mal

Cc: David L. Caplan
Davis, Polk & Wardwell
450 Lexington Avenue
New York, NY 10017

New York
Menlo Park
Washington DC
São Paulo
London
Paris
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Tokyo
Beijing
Hong Kong

Davis Polk

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
212 450 4000 tel
212 701 5800 fax

January 23, 2012

Re: Shareholder Proposal of the City of Philadelphia Public Employees Retirement System Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
(*Via email: shareholderproposals@sec.gov*)

Ladies and Gentlemen:

On behalf of Limited Brands, Inc., a Delaware corporation (the "Company" or "Limited Brands"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we are filing this letter with respect to the shareholder proposal and supporting statement submitted by the City of Philadelphia Public Employees Retirement System (the "Proponent"), on November 29, 2011 (the "Proposal"), for inclusion in the proxy materials that Limited Brands intends to distribute in connection with its 2012 Annual Meeting of Shareholders (the "2012 Proxy Materials"). We hereby request confirmation that the Staff of the Office of Chief Counsel (the "Staff") will not recommend any enforcement action if, in reliance on Rule 14a-8, Limited Brands omits the Proposal from its 2012 Proxy Materials.

Pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than 80 days before Limited Brands files its definitive 2012 Proxy Materials. Pursuant to Staff Legal Bulletin No. 14D (CF), *Shareholder Proposals* (Nov. 7, 2008), question C, we have submitted this letter to the Commission via email to shareholderproposals@sec.gov.

Pursuant to Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent as notification of the Company's intention to omit the Proposal from its 2012 Proxy Materials. This letter constitutes the Company's statement of the reasons that it deems the omission of the Proposal to be proper. We have been advised by the Company as to the factual matters set forth herein.

The Proposal requests that the Board of Directors of the Company:

> adopt a policy that in the event of a change of control of the Company, there shall be no acceleration in the vesting of any equity award to a senior executive, provided that any unvested award may vest on a pro rata basis up to the time of a change of control event. To the extent any such unvested awards are based on performance, the performance goals must have been met. This policy shall apply to future awards without affecting any contractual obligations that may exist at the time.

A copy of the Proposal and related correspondence with the Proponent is attached to this letter as Exhibit A.

Statement of Reasons to Exclude

The Company believes that the Proposal may be properly excluded from its proxy statement under both Rule 14a-8(i)(3) and Rule 14a-8(i)(10) for the reasons discussed below.

I. The Proposal is impermissibly vague and indefinite because it is internally inconsistent, fails to define key terms and otherwise fails to provide sufficient guidance on its implementation. Accordingly, the Proposal may be omitted under Rule 14a-8(i)(3).

Under Rule 14a-8(i)(3), a proposal may be excluded if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in the proxy materials." The Staff clarified in Staff Legal Bulletin No. 14B (CF) (September 15, 2004), that exclusion under Rule 14a-8(i)(3) is appropriate where "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires . . . ."

The Staff has consistently concurred that a shareholder proposal relating to executive compensation may be excluded under Rule 14a-8(i)(3) where aspects of the proposal are ambiguous, thereby resulting in the proposal being so vague or indefinite that it is inherently misleading. A proposal may be vague, and thus misleading, when it fails to address essential aspects of its implementation. Where proposals are internally inconsistent, fail to define key terms or otherwise fail to provide guidance on their implementation, the Staff has allowed the exclusion of shareholder proposals concerning executive compensation. See *The Boeing Company* (March 2, 2011) (concurring with the exclusion of a proposal requesting, among other things, that senior executives relinquish certain "executive pay rights" because the proposal did not sufficiently explain the meaning of the phrase, rendering the proposal vague and indefinite); *General Electric Company* (January 21, 2011) (proposal requesting that the compensation committee make specified changes to senior executive compensation was vague and indefinite because, when applied to the company, neither the stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires); *Verizon Communications Inc.* (February 21, 2008) (proposal requesting that the board of directors adopt a new senior executive compensation policy incorporating criteria specified in the proposal failed to define critical terms and was internally inconsistent); *Prudential Financial, Inc.* (February 16, 2006) (proposal requesting that the board of directors "seek shareholder approval for senior management incentive compensation programs which provide benefits only for earnings increases based only on management controlled programs" failed to define critical terms, was subject to conflicting interpretations and was likely to confuse shareholders); *General Electric Company* (February 5, 2003) (proposal urging the board of directors "to seek shareholder approval of all compensation for Senior Executives and Board members not to exceed 25 times the average wage of hourly working employees" failed to define critical terms or otherwise provide guidance concerning its implementation); and *General Electric Company* (January 23, 2003) (proposal seeking an individual cap on salaries and benefits of one million dollars failed to define the critical term "benefits" or otherwise provide guidance on how benefits should be measured for purposes of implementing the proposal).

The Staff has also regularly concluded that a proposal may be excluded where the meaning and application of terms or standards under the proposal "may be subject to differing interpretations." See, e.g., *Wendy's International Inc.* (February 24, 2006) (permitting exclusion of a proposal where the term "accelerating development" was found to be unclear); *Peoples Energy Corporation* (November 23, 2004) (permitting exclusion of a proposal where the term "reckless neglect" was found to be unclear); *Exxon Corporation* (January 29, 1992) (permitting exclusion of a proposal regarding board member criteria because vague terms were subject to differing interpretations); and *Fuqua Industries, Inc.* (March 12, 1991) ("meaning and application of terms and conditions . . . in the proposal would have to be made without guidance from the proposal and would be subject to differing interpretations"). In issuing its decision in *Fuqua*, the Staff stated that "the proposal may be misleading because any action ultimately taken by the [c]ompany upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal."

The Proposal falls squarely within the criteria for exclusion established by the Staff under Rule 14a-8(i)(3) because (i) the Proposal is internally inconsistent, (ii) the Proposal fails to provide sufficient guidance concerning its implementation, (iii) the meaning and application of terms in the Proposal may be subject to differing interpretations, and (iv) the Proposal's key terms are vague, indefinite and undefined.

A) The Proposal is internally inconsistent, rendering it inherently misleading and resulting in uncertainty as to its actual intent.

The Proposal, taken as a whole, is internally inconsistent, and, hence, both unclear and misleading in terms of its purpose. Although the Proposal is titled, "Ban Accelerated Vesting," the detailed terms of the Proposal actually contemplate accelerated vesting in certain circumstances. The first sentence stipulates that there shall be "no acceleration" in the vesting of equity awards, but then goes on to provide for some form of "pro rata" accelerated vesting of equity awards. Based on this internal inconsistency, shareholders voting on the Proposal will not know if they are voting on a complete ban or merely a limit on the accelerated vesting of equity awards. The supporting statement also indicates that, notwithstanding the title of the Proposal, the Proposal is seeking to place restrictions, and not a prohibition, on accelerated vesting. For example, the supporting statement provides that "severance payments may be appropriate" in some circumstances following a change of control, but expresses concerns about the possibility that the company "can disregard performance criteria upon a change of control." Insofar as the title of the Proposal (and certain other provisions of the Proposal and supporting statement) clearly overstate its actual effect, the Proposal is inherently misleading with the result that shareholders will be confused by, and uncertain as to the meaning of, the Proposal.

B) *The Proposal is impermissibly vague in that it fails to explain what it means for awards to vest "on a pro rata basis" to the extent "performance goals have been met." Accordingly, the Company would be unable to determine what actions are required, and shareholders could not be certain as to its effect, if the Proposal were adopted.*

i. The uncertainty regarding what actions the Proposal requires of the Company is compounded by the fact that the Proposal clearly contemplates pro rata vesting of awards upon a change of control. The Proposal states that "any unvested award may vest on a pro rata basis up to the time of a change of control event," which could be read to suggest that equity awards would automatically vest in a pro rata fashion upon a change of control. Insofar as the Proposal appears to be designed to prevent such vesting, it is difficult for the Company (or its shareholders) to assume that this interpretation reflects the Proposal's intent. On the other hand, this reading represents a plausible (if not the most plausible) interpretation of the language, resulting in considerable uncertainty as to the proper method of interpreting and implementing the Proposal.

ii. Additionally, and ironically, under Limited Brands' 2011 Stock Option and Performance Incentive Plan (the "2011 Equity Plan"), approved by the Company's shareholders on July 21, 2011, two triggering events (also known as "a double trigger") are required for the vesting of equity awards in the event of a change in control as defined therein (a "Change in Control"). By requiring that some form of pro rata vesting should take effect upon a change of control, the Proposal arguably calls for the Board of Directors to restore the "single trigger" vesting of equity awards upon a change of control, abandoning the "double trigger" approach previously approved by the Company's shareholders.

iii. Furthermore, the Proposal is subject to differing interpretations as to how the policy's pro rata vesting would be applied to performance-based equity awards. The Proposal provides that awards based on meeting pre-established performance criteria will only vest upon a change of control if "the performance goals have been met." It is unclear whether this means that performance goals must be met for the entire performance period or only for a shortened vesting period until the change of control event takes place. There is further ambiguity around whether the performance targets themselves should be subject to pro rata adjustment if the change of control event occurs before the completion of the period. The reference to "vest on a pro rata basis" is a key term that is not defined, and the failure to fully describe the application of this term makes the Proposal vague and indefinite.

If the Company were to implement the Proposal, there are a number of different interpretations that the Company could make in fulfilling the requirement to "vest on a pro rata basis," which could be significantly different from the actions expected by shareholders voting on the Proposal. For example, if an award is designed to cliff vest after four years if a performance goal is attained during that period, but a change of control occurs after one year, Limited Brands might reasonably interpret the Proposal to require that the original performance goals nonetheless be met at the time of the change of control, which may be impossible after one year. Then again, Limited Brands might interpret the Proposal as requiring proration of the performance goals so that only one-fourth of the initial goal must be met, given the occurrence of a change of control event, in order to accelerate vesting of equity awards. Another possible, and equally reasonable, interpretation would be for Limited Brands to require that the performance goals be met at the end of the original performance period even if a change of control event occurred during the period, but it is still unclear whether the Proposal seeks to have the entire award vest upon attainment of the performance goals at the end of year four, or, once it's been fully established that the goals were met, to have only a pro rata portion of the award vest through the time of the change of control in year one.

The Proposal is also vague as to whether different kinds of change of control events may trigger different types of proration. For example, if a change of control were triggered by the Company merging with another company, should the performance goals be altered to reflect the larger size of the combined company? Shareholders may have different views as to which of these approaches would better reflect the understanding reflected in the Proposal. Unfortunately, neither the resolution nor the supporting statement defines this key term or provides any guidance as to how the term should be understood or otherwise interpreted by Limited Brands in implementing the proposed policy.

C) *The Proposal is impermissibly vague in that it fails to define "change of control," a key concept underlying the Proposal. Accordingly, any decision by the Company to define "change of control," which would be necessary to clarify and implement the Proposal, may or may not be consistent with shareholder assumptions when voting on the Proposal.*

The Proposal seeks to either ban or limit acceleration in the event of a "change of control" without defining what events would constitute a change of control. A change of control of a company can be defined in many different ways, including (i) a change in ownership of a majority of outstanding shares; (ii) a change in ownership of a stipulated percentage of outstanding shares; (iii) a change in effective control of the company; (iv) a change in ownership of a "controlling interest" defined some other way; (v) a transfer of a substantial portion of the company's assets; (vi) a transfer of a stipulated percentage of the company's assets; (vii) a sale, transfer or closing down of a specified division; (viii) a liquidation or dissolution of the company; (ix) a change in composition of the Board of Directors; and (x) a merger or consolidation where the company is not the surviving entity. The 2011 Equity Plan, Amended and Restated Five-Year Revolving Credit Agreement and Second Supplemental Indenture each utilize varying definitions of change of control, each of which includes some but not all of these elements. The Proposal fails to stipulate whether the proposed policy should use the definition of change of control found in the 2011 Equity Plan, the Amended and Restated Five-Year Revolving Credit Agreement, the Second Supplemental Indenture, or some other definition, whether set forth in a statute or regulation or otherwise. Because the term "change of control", a key term of the Proposal, is undefined and subject to many differing interpretations, any actions ultimately taken by the Company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal.

Recognizing the importance of the proper implementation of executive compensation proposals—to employees, shareholders and companies—the Staff has repeatedly emphasized the importance of clarity when evaluating such proposals. We respectfully submit that the Proposal does not come close to providing the level of clarity required by the standards previously articulated by the Staff. The Proposal will subject the Company to considerable uncertainty as to whether actions take pursuant to the Proposal are, or are not, consistent with the intent of Proposal or the understanding of shareholders voting on the Proposal.

II. The Proposal is impermissibly false and misleading in violation of Rule 14a-9 because it ignores the Company's adoption of its 2011 Equity Plan and falsely implies that a change of control of Limited Brands would trigger the accelerated vesting of new equity awards, which is no longer the case. The adoption of the 2011 Equity Plan also permits exclusion of the Proposal on the grounds that it has been substantially implemented.

As disclosed in the Company's 2011 Proxy Statement, the Company's 2011 Equity Plan, approved by the shareholders on July 21, 2011, requires that both (1) a Change in Control occur and (2) a participant experience a qualifying termination within 24 months following the Change in Control for the participant's awards to be accelerated and become payable. Stated differently, under the 2011 Equity Plan—which is the only plan under which Limited Brands is permitted to grant equity awards—a Change in Control does not immediately trigger the acceleration of awards. While the Company's previous equity incentive plans did provide for accelerated vesting upon a change in control, as disclosed in the Company's 2011 Proxy Statement, once the 2011 Equity Plan was approved by the Company's shareholders, no new awards would be granted under the Company's previous equity incentive plans. Thus, any awards granted following the approval of the 2011 Equity Plan on July 21, 2011 are subject to "double trigger" vesting (*i.e.*, the mere occurrence of a change of control would not accelerate the vesting of equity awards under the 2011 Equity Plan).

A) *The Proposal is impermissibly false and misleading because it falsely implies that a change of control of Limited Brands would trigger the accelerated vesting of awards granted under the 2011 Equity Plan.*

As noted above, under Rule 14a-8(i)(3) companies may exclude a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy solicitation materials. Specifically, Rule 14a-9 provides that no solicitation shall be made by means of any proxy statement containing "any statement, which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading." In Staff Legal Bulletin No. 14B, the Staff stated that exclusion under Rule 14a-8(i)(3) can be appropriate where "the company demonstrates objectively that a factual statement is materially false or misleading." The Staff consistently has allowed the exclusion under Rule 14a-8(i)(3) of shareholder proposals that are premised on materially false or misleading statements. See *General Electric Company* (January 6, 2009) (proposal was materially false and misleading because of "an underlying assertion" that the company had plurality voting when, in fact, the company had implemented majority voting); *Duke Energy Corp.* (February 8, 2002) (permitting exclusion under Rule 14a-8(i)(3) of a proposal that urged the company's board to "adopt a policy to transition to a nominating committee composed entirely of independent directors" because the company had no nominating committee); *General Magic, Inc.* (May 1, 2000) (proposal was materially false and misleading because it requested that the company "make no more false statements" to its shareholders, creating the false impression that the company tolerated dishonest behavior by its employees); and *Conrail Inc.* (February 22, 1996): (proposal was materially false and misleading where it misstated a fundamental provision of a relevant plan).

The Proposal is impermissibly false and misleading because it falsely implies that a mere change of control of Limited Brands triggers accelerated vesting of equity awards under the 2011 Equity Plan. The supporting statement includes: "We are concerned, however, that the Company's current practices can disregard performance criteria upon a change of control. Instead, they can permit full and immediate accelerated vesting of unearned equity awards." In fact, as discussed above, none of the equity awards expressly contemplated by the Proposal ("future awards") would be subject to "full and immediate accelerated vesting" upon the occurrence of a Change in Control. This is so because Section 18.02 of the 2011 Equity Plan unambiguously requires that there also be a qualifying termination of employment. This information is clearly disclosed on page 18 of Limited Brands' 2011 Proxy Statement, which the Proponent references in the supporting statement of the Proposal.

B) *The Proposal has been substantially implemented because under the newly adopted 2011 Equity Plan a change of control does not trigger accelerated vesting.*

Rule 14a-8(i)(10) permits the Company to exclude a proposal if "the company has already substantially implemented the proposal." The Commission has stated that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." See Exchange Act Release No. 34-12598 (July 7, 1976). It is settled that a company need not comply with every detail of a proposal in order to exclude it under Rule 14a-8(i)(10); differences between a company's actions and the proposal are permitted so long as such actions satisfactorily address the proposal's underlying concerns. See, e.g., Anheuser-Busch Cos., Inc. (January 17, 2007); and Masco Corporation (March 29, 1999) (permitting exclusion of proposal because the company had "substantially implemented" the proposal by adopting a version of it with slight modifications and a clarification as to one of its terms).

The Proposal requests that the Board of Directors adopt a policy that "there shall be no acceleration in the vesting of any equity award to a senior executive." As described above, the Company's recently adopted 2011 Equity Plan eliminated single trigger accelerated vesting for awards under the 2011 Equity Plan and implemented a "double trigger" requirement.[1] While it is true that the Proposal does not define key terms and thus raises a wide range of questions as to how the Proponent's particular policy would be implemented, it is also undeniably true that the Company's adoption of the 2011 Equity Plan eliminates the "full and immediate accelerated vesting" of equity awards upon a Change in Control of Limited Brands. Accordingly, the Company respectively submits that the Proposal may be excluded pursuant to Rule 14a-8(i)(10).

Conclusion

For the reasons set forth above, we believe that the Proposal may be excluded from the Company's 2012 Proxy Materials in accordance with Rule 14a-8(i)(3) and Rule 14a-8(i)(10). We respectfully request confirmation that the Staff will not recommend any enforcement action if the Proposal is excluded.

---

[1] As noted, awards under prior Company equity plans do include "single trigger" vesting. However, this is consistent with the Proposal as, by its terms, the Proposal would not retroactively affect prior awards.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to call me at (212) 450-4156. Thank you for your attention to this matter.

Respectfully yours,

David L. Caplan

Attachment

cc w/ att: Sumit Handa (City of Philadelphia Public Employees Retirement System)
Samuel P. Fried (Limited Brands, Inc.)

EXHIBIT A

(attached)

BOARD OF PENSIONS AND RETIREMENT

PHILADELPHIA PUBLIC EMPLOYEES RETIREMENT SYSTEM

SUMIT HANDA
Chief Investment Officer

Sixteenth Floor
Two Penn Center Plaza
Philadelphia, PA 19102-1712
(215) 496-7468
FAX (215) 496-7460

November 29, 2011

By Hard Copy and Email to:
sfried@limitedbrands.com
(Samuel P. Fried, EVP, Law, Policy & Governance)

Secretary of Limited Brands, Inc.
Three Limited Parkway
Columbus, Ohio 43230

Re: The City of Philadelphia Public Employees Retirement System

Dear Secretary:

In my capacity as the Chief Investment Officer of The City of Philadelphia Public Employees Retirement System (the "Fund"), I write to give notice that pursuant to the 2011 proxy statement of Limited Brands, Inc. (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2012 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

A letter from the Fund's custodian documenting the Fund's continuous ownership of the requisite amount of the Company's stock for at least one year prior to the date of this letter is being sent under separate cover. The Fund also intends to continue its ownership of at least the minimum number of shares required by the SEC regulations through the date of the Annual Meeting.

I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the attached Proposal. I declare the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally.

Sincerely,

Sumit Handa
Chief Investment Officer

Ban Accelerated Vesting of Awards for Change in Control
Limited Brands

RESOLVED: The shareholders hereby ask the board of directors of Limited Brands, Inc. (the "Company") to adopt a policy that in the event of a change of control of the Company, there shall be no acceleration in the vesting of any equity award to a senior executive, provided that any unvested award may vest on a pro rata basis up to the time of a change of control event. To the extent any such unvested awards are based on performance, the performance goals must have been met. This policy shall apply to future awards without affecting any contractual obligations that may exist at the time.

SUPPORTING STATEMENT: Under various employment agreements and plans, the Company's senior executives will receive "golden parachute" awards under specified circumstances following a change in control of the Company.

We support the concept of performance-based equity awards to senior executives to the extent that such awards are tailored to promote performance and align executives' interests with those of the shareholders. We also believe that severance payments may be appropriate in some circumstances following a change of control.

We are concerned, however, that the Company's current practices can disregard performance criteria upon a change of control. Instead, they can permit full and immediate accelerated vesting of unearned equity awards.

The Company's 2011 proxy summarizes the potential exposure if unvested equity awards should vest upon a change in control. According to the Company's proxy, if there had been a change of control on January 29, 2011, CEO and Chairman Leslie H. Wexner would have been eligible to receive more than $25 million fully accelerated long-term incentive awards. Other senior executives would have received fully accelerated vesting of awards worth between $7.9 and $41.9 million apiece.

The vesting of equity awards over a period of time is intended to promote long-term improvements in performance. The link between pay and long-term performance can be severed if awards pay out on an accelerated schedule.

We urge you to vote **FOR** this proposal.

STATE STREET

December 7, 2011

By Hard Copy and Email to:
sfried@limitedbrands.com
(Samuel P. Fried, EVP, Law, Policy & Governance)

Secretary of Limited Brands, Inc.
Three Limited Parkway
Columbus, Ohio 43230

Re: The City of Philadelphia Public Employees Retirement System

Dear Secretary:

As custodian of The City of Philadelphia Public Employees Retirement System (the "Fund"), we are writing to report that as of the close of business November 29, 2011 **(THE DAY THE SHAREHOLDER PROPOSAL WAS FILED)** the Fund held 500 shares of Limited Brands, Inc. ("Company") stock in our account at State Street Bank and registered in its nominee name of Benchboat + Co. The Fund has held in excess of $2,000 worth of shares in your Company continuously since November 29, 2010**(ONE YEAR PRIOR TO THE DATE THE SHAREHOLDER PROPOSAL WAS FILED)**

If there are any other questions or concerns regarding this matter, please feel free to contact me at 617-664-9415.

Sincerely,

Laura A. Callahan

Laura A. Callahan
Assistant Vice President

From: "Fried, Sam" <SFried@Limitedbrands.com>
Date: January 11, 2012 12:26:44 PM EST
To: "'sumit.handa@phila.gov'" <sumit.handa@phila.gov>
Subject: Shareholder Proposal dated November 29, 2011/Accelerated Vesting of Award for Change in Control

Dear Mr. Handa,

I am writing to inform you that our Company has recently amended its equity plan to provide that future equity awards shall not vest upon a change in control.

In response to your concerns in this area, we now require a "double trigger," so that any acceleration would require not only a change in control, but also the termination of the executive's employment within two years.

Since the foregoing amendment already implements the policy change sought by your proposal, we would hope that you would formally withdraw the proposal from consideration at our annual meeting.

Please confirm by return e-mail that you have withdrawn or, if you need anything further, please call me on the cell number below.

Many thanks for your kind consideration,
Sam Fried

Samuel P. Fried
EVP - Law, Policy & Governance
Limited Brands, Inc.
Three Limited Parkway
Columbus, Ohio 43230
sfried@limitedbrands.com
614-415-7199 tel
614-415-4822 fax
614-595-2528 cell

From: Greg Kinczewski <kinczewski@marcoconsulting.com>
Date: January 17, 2012 6:04:22 PM EST
To: "Fried, Sam" <SFried@Limitedbrands.com>
Cc: "Daniel.Falkowski@phila.gov" <Daniel.Falkowski@phila.gov>
Subject: FW: Limited Brands Proposal

Dear Mr. Fried:

Another client of ours, the City of Philadelphia Public Employee Retirement System, has advised us that you had informed them that Limited Brands has taken actions to implement the shareholder proposal it submitted regarding acceleration of equity awards if there is a change in control.

If you will please forward the new provisions to us for review we will be able to advise the client if a withdrawal is warranted.

Greg A. Kinczewski

THE MARCO CONSULTING GROUP

Greg A. Kinczewski
Vice President / General Counsel
550 W Washington Blvd, Suite 900
Chicago, IL 60661-2703

T: (312) 612-8452
F: (312) 575-9840
kinczewski@marcoconsulting.com

Distributed to Proponent on January 19, 2012 by Davis Polk & Wardwell LLP, on behalf of Limited Brands:

Limited Brands, Inc.

The City of Philadelphia Public Employees Retirement System Proposal

– In 2011, the Company's Board of Directors and shareholders adopted the 2011 Stock Option and Performance Incentive Plan (the "2011 Plan"). See attachment. Section 18.02 of the 2011 Plan provides for accelerated vesting of equity awards in connection with a change in control only if the award holder experiences a qualifying termination of employment within 24 months following the change in control (e.g., a "double trigger" provision). Upon adoption of the 2011 Plan, no further awards may be granted under the Company's predecessor equity incentive plans. Accordingly, no "single trigger" awards may be granted under the 2011 Plan or any predecessor plan (which did provide for "single trigger" vesting).

Attachment:

LIMITED BRANDS, INC.

2011 STOCK OPTION AND PERFORMANCE INCENTIVE PLAN

AMENDED AND RESTATED EFFECTIVE JULY 21, 2011

ARTICLE I

ESTABLISHMENT AND PURPOSE

1.01. *Establishment and Effective Date.* Effective on May 26, 2011, Limited Brands, Inc., a Delaware corporation (including any successor in name or interest thereto, the "**Company**"), established this stock incentive plan known as the "Limited Brands, Inc. 2011 Stock Option and Performance Incentive Plan." (the "**Plan**").

1.02. *Purpose.* The Company desires to attract and retain the best available executive and key management associates, consultants and other advisors, for itself and its subsidiaries and affiliates and to encourage the highest level of performance by such associates in order to serve the best interests of the Company and its stockholders. The Plan is expected to contribute to the attainment of these objectives by offering eligible associates, consultants and other advisors the opportunity to acquire stock ownership interests in the Company, and other rights with respect to stock of the Company, and to thereby provide them with incentives to put forth maximum effort for the success of the Company and its subsidiaries.

ARTICLE II

AWARDS

2.01. *Form of Awards.* Awards under the Plan may be granted in any one or all of the following forms: (i) incentive stock options ("**Incentive Stock Options**") meeting the requirements of Code Section 422; (ii) nonstatutory stock options ("**Nonstatutory Stock Options**") (unless otherwise indicated, references in the Plan to Options shall include both Incentive Stock Options and Nonstatutory Stock Options); (iii) stock appreciation rights ("**Stock Appreciation Rights**"), as described in Article VII, which may be awarded either in tandem with Options ("**Tandem Stock Appreciation Rights**") or on a stand-alone basis ("**Nontandem Stock Appreciation Rights**"); (iv) units representing shares of common stock of the Company ("**Common Stock**") which are restricted as provided in Article XI ("**Restricted Share Units**"); (v) units representing shares of Common Stock, as described in Article XII ("**Performance Units**") and (vi) shares of unrestricted Common Stock ("**Unrestricted Shares**"), as described in Article XIV. In addition, awards may be granted as "Substitute Awards," which are awards granted in assumption of, or in substitution for, any outstanding awards previously granted by a company acquired by the Company (or a subsidiary or affiliate thereof) or with which the Company (or a subsidiary or affiliate thereof) combines. Substitute Awards shall be granted in accordance with procedures complying with Section 409A of the Internal Revenue Code of 1986, as amended (the "**Code**"), and the regulations thereunder.

2.02. *Maximum Shares Available.* The maximum aggregate number of shares of Common Stock available for award under this Plan as of the Plan's effective date is 7,000,000 subject to adjustment pursuant to Article XV, plus shares of Common Stock issuable upon the exercise of Substitute Awards, plus the number of shares of Common Stock reserved for issuance under the 1993 Stock Option and Performance Plan (the "**Preexisting Plan**") to the extent (A) that such shares were available for grants of awards under the Preexisting Plan immediately prior to the Plan's effective date or (B) that were subject to outstanding awards under the Preexisting Plan on the Plan's effective date and thereafter an event occurs (including expiration or forfeiture) which would result in such shares again being available for awards under the Plan (as determined below). All shares available for award under the Plan may be awarded in the form of Incentive Stock Options. Shares of Common Stock issued pursuant to the Plan may be either authorized but unissued shares or issued shares reacquired by the Company. In the event that prior to the end of its subsidiaries or a Holding Company for or pursuant to the terms of any plan described in clause (iv). **"Person"** shall mean any individual composition, partnership, limited liability company, associations, trust or other entity or organization. **"Holding Company"** shall mean an entity that becomes a holding company for the Company or its businesses as a part of any reorganization, merger, consolidation or other transaction, provided that the outstanding shares of common stock of such entity and the combined voting power of the then-outstanding voting securities of such entity entitled to vote generally in the election of directors is, immediately after such reorganization, merger, consolidation or other transaction, beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the "beneficial owners," respectively, of the Voting Stock of the Company outstanding immediately prior to such reorganization, merger, consolidation or other transaction in substantially the same proportions as their ownership, immediately prior to such reorganization, merger, consolidation or other transaction, of such outstanding Voting Stock of the Company. **"Voting Stock"** shall mean securities of the Company entitled to vote generally in the election of the Company's Board of Directors.

18.02. *Effect of Change in Control.* In the event that a Participant's employment or service is terminated by the Company other than for cause or, to the extent provided in an employment agreement between the Company and a Participant, a Participant resigns for Good Reason (as defined in the Participant's employment agreement), in either case during the 24-month period beginning on the date of a Change in Control, (i) Options and Stock Appreciation Rights granted to such Participant which are not yet exercisable shall become fully exercisable; and (ii) any restrictions applicable to any RSUs awarded to such Participant shall be deemed to have been satisfied at target and the Restricted Period, if any, applicable to such RSUs held by such Participant shall be deemed to have expired. Notwithstanding the foregoing, or the provisions of Section 11.06, if the accelerated settlement of any RSU would cause the application of additional taxes under Code Section 409A, such RSU will be settled on the date it would otherwise have been settled in the absence of a Change in Control, unless the transaction constituting the Change in Control falls within the definition of a "change in control event" within the meaning of Code Section 409A and the regulations thereunder.

ARTICLE XIX

MISCELLANEOUS PROVISIONS

19.01. *Definitions: Fair Market Value and Cause.* **"Fair Market Value,"** for purposes of this Plan, shall be the closing price of the Common Stock as reported on the principal exchange on which the shares are listed for the date on which the grant, exercise or other transaction occurs, or if there were no sales on such date, the most recent prior date on which there were sales. **"Cause,"** for purposes of this Plan, shall mean that the Participant (1) was grossly negligent in the performance of the Participant's duties with the Company (other than a failure resulting from the Participant's incapacity due to physical or mental illness); (2) has plead "guilty" or "no contest" to or has been convicted of an act which is defined as a felony under federal or state law; or (3) engaged in misconduct in bad faith which could reasonably be expected to materially harm the Company's business or its reputation. The Participant shall be given written notice by the Company of a termination for Cause, which shall state in detail the particular act or acts or failures to act that constitute the grounds on which the termination for Cause is based.

19.02 *Awards to Participants Outside the United States.* The Committee may modify the terms of any outstanding or new award under the Plan granted to a Participant who is, at the time of grant or during the term of the award, resident or primarily employed outside of the United States in any manner deemed by the Committee to be necessary or appropriate in order that such award shall conform to laws, regulations and customs of the country in which the Participant is then resident or primarily employed, or so that the value and other benefits of the award to the Participant, as affected by foreign tax laws and other restrictions applicable as a result of the Participant's residence or employment abroad, shall be comparable to the value of such an award to a Participant who is resident or primarily employed in the United States. An award may be